SEC

19008365

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MIT Associates, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Six Landmark Square, Suite 300
(No. and Street)

Stamford	**CT**	**06901**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael H. Finnell
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

BDG-CPAs
(Name - if individual, state last, first, middle name)

76 North Walnut Street	**Ridgewood**	**NJ**	**07450**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 01 2019
Washington, DC

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael H. Finnell, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of MIT Associates, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

ALINA S. ANDERSEN
NOTARY PUBLIC
FAIRFIELD COUNTY
MY COMMISSION EXPIRES DEC. 31, 2022

Notary Public

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIT ASSOCIATES, LLC
DECEMBER 31, 2018

CONTENTS

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Members of
MIT Associates, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MIT Associates, LLC as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of MIT Associates, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MIT Associates, LLC's management. Our responsibility is to express an opinion on MIT Associates, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MIT Associates, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I has been subjected to audit procedures performed in conjunction with the audit of MIT Associates, LLC's financial statements. The supplemental information is the responsibility of MIT Associates, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDG-CPAs

We have served as the Company's auditor since 2017.

BDG-CPAs, PC
Ridgewood, New Jersey
February 25, 2019

BG -CPAs
A PROFESSIONAL CORPORATION
Founded 1982

MIT ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	56,081
Accounts receivable (no allowance)		3,600
Prepaid expenses and other current assets		5,850
Fixed assets (net of accumulated depreciation of $114,788)		2,275
TOTAL ASSETS	$	67,806

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	4,521
Members' Equity		63,285
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	67,806

The accompanying notes are an integral part of these financial statements

MIT ASSOCIATES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE:	
Advisory fees and services	$ 356,217
Other income	9,928
TOTAL REVENUE	366,145
EXPENSES:	
Guaranteed payments	145,000
Commissions	89,730
Occupancy	50,014
Insurance	41,132
Professional fees	39,076
Technology, data and communication	19,088
Regulatory	13,368
Travel and entertainment	7,264
Office and other expenses	5,135
Depreciation	382
TOTAL EXPENSES	410,189
NET LOSS	$ (44,044)

The accompanying notes are an integral part of these financial statements

MIT ASSOCIATES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Members' equity - December 31, 2017	$	58,753
Contributions		48,576
Distributions		-
Net loss		(44,044)
Members' equity - December 31, 2018	$	63,285

The accompanying notes are an integral part of these financial statements

MIT ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities:		
Net loss		$ (44,044)
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation	382	
(Increase) decrease in operating assets:		
Accounts receivable	(3,600)	
Prepaid expenses and other current assets	3,000	
Increase(decrease) in operating liabilities:		
Accounts payable and accrued expenses	(1,105)	
Total adjustments		(1,323)
Net cash used by operating activities		(45,367)
Cash flows from investing activities:		
Purchase of fixed assets		(2,657)
Net cash used by investing activities		(2,657)
Cash flows from financing activities:		
Member contributions		48,576
Net cash provided by financing activities		48,576
Net increase in cash		552
Cash, beginning of year		55,529
Cash, end of year		$ 56,081
Cash paid during the year for:		
Interest		$ -
Income taxes		$ -

The accompanying notes are an integral part of these financial statements

1. Description of the Company and Summary of Significant Accounting Policies:

Description of Company:

MIT Associates, LLC ("the Company") was formed as a limited liability company and is registered as a limited purpose broker dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended. The Company provides consulting, advisory, and private placement services to alternative asset investment managers.

The Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

In 2011, the Company entered into a marketing joint venture agreement with Hudson Partners Group, LLC and conducts its business under the "Hudson Partners Group, LLC" trade name.

Significant Accounting Policies:

Use of estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash:

The Company has deposits from time to time, in financial institutions in excess of the insured deposit amount. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Accounts receivable:

The Company continuously monitors the creditworthiness of clients and, if applicable establishes an allowance for amounts that may become uncollectible in the future based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues.

1. Description of the Company and Summary of Significant Accounting Policies (continued):

Revenue recognition:

On January 1, 2018, the Company adopted the Financial Accounting Standards Board (FASB), ASU 2014-09, Revenue from Contracts with Customers (Topic 606) requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of goods or services to customers. The updated standard will replace most existing revenue recognition guidance in US GAAP and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The Company has analyzed the guidance in this new standard and has determined there will be no change in the manner the Company recognizes management fee, finder fee, and performance fee revenue. These will continue to be recognized in the period in which the fee is earned. Accordingly, the Company does not expect this guidance to have a material impact on its financial or regulatory capital.

Income taxes:

The Company is a limited liability company that has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax returns of the members for federal and state tax purposes.

Management of the Company has evaluated all significant tax positions as required by US GAAP and is of the opinion that the Company has not taken any material tax position that would require the recording of any tax liability by the Company. Generally, federal and state authorities may examine the Company's tax returns for three years from date of filing. Consequently, income tax returns for years prior to 2015 are no longer subject to examination by taxing authorities.

2. Property and Equipment:

	December 31 2018
Office equipment	$ 40,205
Furniture and fixtures	76,858
	117,063
Less accumulated depreciation	(114,788)
	$ 2,275

Depreciation expense for the year ended December 31, 2018 was $382.

3. Commitments:

Lease:

The Company rents office space as a tenant-at-will under a month-to-month agreement. Rent Expense under the agreement was $43,061 during 2018.

4. Concentrations:

In 2018, 98.7% of revenues were earned from five clients. At December 31, 2018, the Company had an outstanding account receivable of $3,600 from one of these clients.

5. Change in Ownership:

On March 21, 2017, Elysian Capital Holdings, LLC executed a Purchase Agreement to acquire a 100% interest in the Company. This agreement was modified in August 2017 to change the acquired interest to 95%. Upon the execution of the agreement and a down payment of $20,000, Elysian received 24.9% of the total membership interests in the Company.

6. Rule l5c3-3:

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

7. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $51,560, which exceeded the minimum requirement of $5,000 by $46,560. The Company's ratio of total aggregate indebtedness to net capital was 0.09 to 1 as of December 31, 2018.

8. Subsequent Events:

Management has evaluated subsequent events through February 25, 2019, the date on which these financial statements were available to be issued which would require disclosure.

SUPPLEMENTARY INFORMATION

SCHEDULE I

MIT ASSOCIATES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Computation of Net Capital	
Total Members' Equity	$ 63,285
Less: Nonallowable Assets	(11,725)
Net Capital	$ 51,560
Computation of Excess Net Capital	
Net Capital as Calculated Above	$ 51,560
Net Capital Requirement(the greater of $5,000 or 6 2/3% of aggregate indebtedness)	(5,000)
Excess Net Capital	$ 46,560
Computation of Aggregate Indebtedness to Net Capital	
Aggregate Indebtedness	$ 4,521
Net Capital as Calculated Above	51,560
Ratio of Aggregate Indebtedness to Net Capital	0.09 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2018.

See accompanying independent auditor's report

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Members of
MIT Associates, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MIT Associates, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, New Jersey
February 25, 2019

Exemption Report
December 31, 2018

MIT Associates, LLC ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 under Section k(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(i) for the entire period January 1, 2018 through December 31, 2018, without exception.

I, Michael Finnell, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Michael Finnell, Managing Member